press release

ArcelorMittal announces dividend payment schedule for 2014

Luxembourg, 7 February, 2014 – ArcelorMittal today announces the dividend payment schedule for 2014. The schedule includes: the amount of the dividend; the ex-dividend; record and payment dates, as well as the date on which the foreign exchange rate is fixed to determine the value in Euros of the dividend, which is announced in US dollars.

All data included in this schedule is subject to shareholder approval.

The schedule is available on ArcelorMittal's website http://corporate.arcelormittal.com/

under Investors > Equity investors > Dividends

Detailed dividend payment schedule for 2014

In 2014 the payment of the annual dividend will occur according to the following schedule. All data included in this schedule are subject to shareholder approval.

The yearly gross dividend per share amounts to 0.20 US$ per share, subject to shareholder approval at the company’s Annual General Meeting on 8 May 2014. The payment of 0.20 US$ per share will occur on 15 July 2014.

The dividend is announced in US$ and paid in US$ for shares listed on the New York Stock Exchange and paid in Euros for shares listed on the European Stock Exchanges (Netherlands, France, Spain, Luxembourg). The dividend to be paid in Euros is converted from USD to Euros based on the European Central Bank exchange rate mentioned in the table below.

A Luxembourg withholding tax of 15% is applied on the gross dividend amount.

USA, Netherlands, France, Spain, Luxembourg
Announcement date	May 08 2014
Ex-dividend	May 12 2014
Record date	May 14 2014
Payment date	July 15 2014

FX exchange date	May 09 2014